RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

August 14, 2003   Trading Symbol: TSX: RNG

RIO NARCEA APPOINTS EXECUTIVE VICE PRESIDENT BUSINESS DEVELOPMENT

Toronto – Rio Narcea Gold Mines, Ltd. has established a new international business development division and is pleased to announce the appointment of Robert van Doorn as an Executive Vice President of the Corporation to lead this division. In this position, Mr. van Doorn will be responsible for identifying and developing new growth opportunities for Rio Narcea.

Mr. van Doorn, a mining engineer and MBA graduate, has been active in the mining industry for 23 years. He has held senior positions with Anglo American, Mt Isa Mines and Billiton, including three years in business development for Billiton. His extensive understanding of the sector has been enhanced by more than 10 years in the financial industry during which he was in charge of mining investments for the Old Mutual, South Africa's largest financial institution, and subsequently became Morgan Stanley's Worldwide Gold Equity Analyst.

This appointment is part of the Company's ongoing growth strategy to build a significant mid-tier mineral resource company. Rio Narcea welcomes Mr. van Doorn to the management team and looks forward to his future contributions to the continued growth of the Company.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, completing a feasibility study at its Corcoesto gold project, rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit and exploring for gold and nickel on its extensive land holdings on the Iberian Peninsula.

For further information contact:

Alberto Lavandeira, President and CEO - Tel: (34) 98 583 1500
Robert van Doorn, Executive VP Bus. Dev. - Tel: (604) 925 8691; Email: vandoorn@shaw.ca
Laurie Gaborit, Manager Investor Relations - Tel: (416) 686 0386; Email: gold@rionarcea.com